UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number 001-39001

Blue Hat Interactive Entertainment Technology

 (Translation of registrant’s name into English)

7th Floor, Building C, No. 1010 Anling Road
Huli District, Xiamen, China 361009
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Blue Hat Interactive Entertainment Technology (the “Company”), a Cayman Island exempted company, furnished under the cover of this Form 6-K the following:

Entry into a Material Definitive Agreement

On January 7, 2025, the Company entered into certain securities purchase agreements (collectively, the “Purchase Agreements”) with several institutional purchasers (the “Purchasers”), with each Purchase Agreement by and between the Company and the purchaser identified on the signature page thereto, pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “Registered Direct Offering”), 55,950,000 ordinary shares (the “Shares”) of the Company, par value $0.01 per share (the “Ordinary Shares”), at a purchase price of $0.07 per share.

The Registered Direct Offering closed on January 9, 2025. The Company received approximately $3.9 million in gross proceeds from the Registered Direct Offering, before deducting placement agent fees and estimated offering expenses. The Company intends to use the net proceeds from the Registered Direct Offering for working capital and general corporate purposes.

The Purchase Agreements contain customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions.

In addition, the Company agreed that for a period of sixty (60) days from the closing date of the Registered Direct Offering, it will not, including but not limited to,: (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any shares of capital stock or equivalent securities (such same prohibition contained in the securities purchase agreements dated January 5, 2025 is waived by each of the purchasers in the registered direct offering closed on January 7, 2025 for the purpose of this Registered Direct Offering); or (ii) file or caused to be filed any registration statement or amendment or supplement thereto, subject to certain limited exceptions. In addition, the Company agreed that it will not conduct any sales of Ordinary Shares or equivalent securities involving a variable rate transaction (as defined in the Purchase Agreement) for a period of sixty (60) days from the closing date of the Registered Direct Offering, subject to certain exceptions as described in the Purchase Agreements.

The Shares were offered by the Company pursuant to a registration statement on Form F-3 (File No.333-274893) (the “Registration Statement”), previously filed and declared effective by the Securities and Exchange Commission (the “Commission”) on January 26, 2024, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated January 7, 2025 (the “Prospectus Supplement”).

On January 7, 2025, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Maxim Group LLC (“Maxim” or the “Placement Agent”), pursuant to which the Company engaged Maxim as the exclusive placement agent in connection with the Registered Direct Offering. The Placement Agent agreed to use its reasonable best efforts to arrange for the sale of the Shares. In addition, under the Placement Agency Agreement, the Company agreed to pay the Placement Agent a placement agent fee in cash equal to seven percent (7.0%) of the aggregate gross proceeds raised from the sale. The Company also agreed to reimburse the Placement Agent at closing for legal and other expenses incurred by them in connection with the Registered Direct Offering in an amount not to exceed $50,000. Furthermore, the Placement Agent was granted a right of first refusal for a period of six (6) months from the closing date of the Registered Direct Offering.

The foregoing summaries of the Placement Agency Agreement, and the Purchase Agreements do not purport to be complete and are subject to, and qualified in their entirety by, such documents filed as Exhibits 10.1, and 10.2, respectively, hereto and incorporated by reference herein. A copy of the press release related to the Registered Direct Offering entitled “Blue Hat Announces Pricing of $3.9 Million Registered Direct Offering” is furnished as Exhibit 99.1 hereto and is incorporated by reference herein.

A copy of the opinion letter of Campbells relating to the legality of the issuance and sale of the Shares is filed as Exhibits 5.1 hereto.

This Report shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward Looking Statements

This communication contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify forward looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “going to,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern the Company’s expectations, strategy, priorities, plans or intentions. Forward-looking statements in this communication include, but are not limited to, the potential closing of the transaction described in this communication, the timing of such closing, the potential use of the proceeds, and the growth prospects of the Company. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. The forward looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”), including in the Company’s Form 20-F/A for the year ended December 31, 2023, and in its subsequent filings with the SEC, copies of which are available on our website and on the SEC’s website at www.sec.gov. All information contained in this communication is based on information available to the Company as of the date hereof, and the Company disclaims any obligation to update any such information, except as required by law.

This Form 6-K and Exhibits to this Form 6-K shall be deemed to be filed with the Securities and Exchange Commission and incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-274893), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinions of Campbells
10.1	Placement Agency Agreement, dated January 7, 2025, by and between the Company and Maxim Group LLC
10.2	Form of Securities Purchase Agreements, dated January 7, 2025, by and among the Company and the purchasers thereto
23.1	Consent of Campbells (included in Exhibit 5.1)
99.1	Press Release on Pricing of the Company’s Registered Direct Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2025

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

By:	/s/ Xiaodong Chen
Name: Xiaodong Chen
Title: Chief Executive Officer